Exhibit 99.1

Navios Maritime Partners L.P. Reports Financial Results for the

Fourth Quarter and Year Ended December 31, 2020

•	Revenue:

•	$226.8 million for the year ended 2020

•	$69.2 million for Q4 2020

•	Net cash from operating activities:

•	$94.1 million for the year ended 2020

•	$25.4 million for Q4 2020

•	Adjusted EBITDA:

•	$99.8 million for the year ended 2020

•	$35.5 million for Q4 2020

•	Acquisition of Navios Maritime Containers L.P.

•	Unit holders approve merger

•	Merger to be completed on March 31, 2021

•	Focused charter strategy for 2021

•	89.4% of available container vessel days are fixed

•	53.5% of available drybulk vessel days are exposed to market rates

•	Fleet Renewal:

•	Acquisition of six drybulk vessels with an average age of ~ 2.0 years

•	Sale of four vessels with an average age of ~ 13.0 years

•	$0.05 per unit cash distribution for Q4 2020

MONACO, March 24, 2021 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an international owner and operator of dry cargo vessels, today reported its financial results for the fourth quarter and year ended December 31, 2020.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners stated, “I am pleased with the results for the full year and fourth quarter of 2020. For the full year 2020, Navios Partners reported revenue of $226.8 million and adjusted EBITDA of $99.8 million. For the fourth quarter, Navios Partners reported revenue of $69.2 million and adjusted EBITDA of $35.5 million.”

Angeliki Frangou continued, “Our approved merger with Navios Maritime Containers will be a transformative transaction. Proforma for the merger, we will have 85 vessels and have one of the 10 largest publicly listed dry cargo fleets. The transaction also provides significant benefits of diversification. Approximately half of our vessels in the fleet will be dry bulk vessels and the other half will be containerships. Navios Partners is well positioned to benefit from the different sector fundamentals.

The transaction builds scale through a larger, diversified asset base. We will also benefit from eliminating duplicative costs. The financial potency of the combination can be measured through proforma combined revenue. Had the merger been effective for 2020, revenue would have been $354 million. For 2021, contracted revenue already exceeds this amount and with more than a third of available days either open or index linked, there is ample opportunity for significant additional revenue and free cash flow. ”

Acquisition of Navios Maritime Containers L.P.

On March 24, 2021, at a Special Meeting of limited partners of Navios Maritime Containers L.P. (“Navios Containers”), the Navios Containers’ common unit holders approved the merger (the “Merger”) contemplated by the previously announced Agreement and Plan of Merger, (the “Merger Agreement”), dated December 31, 2020, by and among Navios Partners, its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”), Navios Containers and its general partner, Navios Maritime Containers GP LLC. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Navios Containers, with Navios Containers being a wholly-owned subsidiary of Navios Partners.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each outstanding common unit representing limited partner interests in Navios Containers that is held by a common unit holder other than Navios Partners, Navios Containers and their respective subsidiaries will be cancelled and automatically converted into the right to receive 0.39 of a common unit representing limited partner interests in Navios Partners.

The Merger is expected to be completed on March 31, 2021. The assets and liabilities and results of operations of Navios Containers will be included in Navios Partners’ consolidated results of operations from and only for periods subsequent to the closing of the Merger. Following the Merger, Navios Containers will no longer be a publicly traded company.

Fleet Developments

•	Three Bareboat Charter-in Newbuilding Capesize Vessels

In January 2021, Navios Partners agreed to bareboat charter-in three Japanese newbuilding capesize vessels from an unrelated third party. Each vessel has approximately 180,000 dwt and is being bareboat chartered-in for 15 years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Assuming exercise of the option at the end of the 15-year period, the implied fixed interest rate is 4.4%. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2022.

•	Acquisition of two Kamsarmax Vessels

In March 2021, Navios Partners agreed to acquire from Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE:NM) the Navios Avior, a 2012 built Kamsarmax vessel of 81,355 dwt, and the Navios Centaurus, a 2012 built Kamsarmax vessel of 81,472 dwt, for a purchase price of 39.3 million, including working capital adjustments. The acquisition of the vessels will be financed with a $26.7 million to be drawn from a new credit facility from a commercial bank and the remaining balance with available cash.

•	Acquisition of one Newbuilding Kamsarmax Vessel

In March 2021, Navios Partners agreed to acquire from an unrelated third party a newbuilding Kamsarmax vessel for a purchase price of $31.6 million. The vessel has approximately 81,000 dwt and is expected to be delivered into Navios Partners’ fleet during the second half of 2022.

•	$ 32.8 million Sale of four Vessels in Q1 2021

In January 2021, Navios Partners, completed the sale of the Solar N, a 2006-built Containership of 3,398 TEU to an unrelated third party for a net sale price of $11.1 million.

In January 2021, Navios Partners, completed the sale of the Esperanza N, a 2008-built Containership of 2,007 TEU to an unrelated third party for the net sale price of $4.6 million.

In February 2021, Navios Partners, completed the sale of the Castor N, a 2007-built Containership of 3,091 TEU to an unrelated third party for a net sale price of $8.9 million.

In February 2021, Navios Partners agreed to sell the Joie N, a 2011-built Ultra Handymax vessel of 56,557 dwt, to an unrelated third party, for a net sale price of approximately $8.2 million.

Financing Arrangements

In March 2021, Navios Partners entered into a new credit facility with a commercial bank for a total amount of $58.0 million in order to refinance two dry bulk vessels and to finance the acquisition of two dry bulk vessels. The credit facility has an amortization profile of 8.8 years, matures in March 2026 and bears interest at LIBOR plus 3% per annum.

Navios Partners is in advance discussions with a commercial bank for a new credit facility of up to $115.0 million for the refinancing of its’ existing facility maturing in August 2021. The new facility is expected to have an amortization profile of 5.0 years, matures in the second quarter of 2025 and bears interest at LIBOR plus 3% per annum. The transaction is expected to close in the second quarter of 2021. No assurance can be provided that the definitive agreement will be executed or that the refinancing will be consummated in whole or in part.

Cash Distribution

The Board of Directors of Navios Partners declared a cash distribution for the fourth quarter of 2020 of $0.05 per unit. The distribution was paid on February 12, 2021 to all unitholders of record as of February 9, 2021. The aggregate amount of the declared distribution was $0.6 million. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Charter coverage for Q1 2021

As of March 22, 2021, Navios Partners and Navios Containers (together, the “Navios Partners Group”) have chartered-out approximately 98% and 100% of the available days for the first quarter of 2021 at an Average Expected daily charter-out rate of $15,151 and $16,949, respectively. The Average Expected daily charter-out rate is the contracted rate net of commissions and is subject to performance by the counterparties and the Navios Partners Group.

Long-Term Cash Flow

Following the completion of the Merger, Navios Partners will own and operate a fleet comprised of 49 dry bulk vessels and 36 containerships. Navios Partners Group has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of approximately 1.4 years. Navios Partners Group has currently contracted out 79.3% of its available days for 2021, 31.5% for 2022 and 15.8% for 2023, including index-linked charters. Excluding index-linked charters, Navios Partners Group expects to generate revenues of approximately $356.4 million, $201.4 million and $106.0 million, respectively. The Average Expected daily charter-out rate for the fleet is $18,612, $25,011 and $27,828 for 2021, 2022 and 2023, respectively.

EARNINGS HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled condensed consolidated statements of operations for the three month periods and years ended December 31, 2020 and 2019. The quarterly information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Earnings per Common Unit and Adjusted Net Income are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

	Three Month		Three Month
	Period Ended		Period Ended		Year Ended		Year Ended
	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
(in $‘000 except per unit data)	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Revenue	$69,233		$61,268		$226,771		$219,379
Net Loss	$(50,167)		$(62,947)		$(68,541)		$(62,134)
Adjusted Net Income	$12,830	(1)	$12,168	(2)(3)	$9,936	(4)	$26,861	(5)(6)
Net cash provided by operating activities	$25,386		$23,300		$94,086		$70,395
EBITDA	$(27,448)		$(38,202)		$21,366		$37,119
Adjusted EBITDA	$35,549	(1)	$33,736	(2)	$99,843	(4)	$120,040	(5)
Loss per Common Unit (basic and diluted)	$(4.39)		$(5.72)		$(6.13)		$(5.62)
Adjusted Earnings per Common Unit (basic and diluted)	$1.12	(1)	$1.11	(2)(3)	$0.89	(4)	$2.43	(5)(6)

(1)

Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Common Unit for the three month period ended December 31, 2020 have been adjusted to exclude a $51.0 million impairment loss related to four of our vessels and a $12.0 million impairment loss related to the sale of two of our vessels.

(2)

Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Common Unit for the three month period ended December 31, 2019 have been adjusted to exclude a $29.3 million impairment loss related to one of our vessels and a $42.6 million other than temporary impairment loss (“OTTI”) in an investment in Navios Containers (“Navios Containers Investment”).

(3)

Adjusted Net Income and Adjusted Earnings per Common Unit for the three month period ended December 31, 2019 have been adjusted to exclude a $3.2 million write-off of deferred finance fees and discount related to prepayments of the Term Loan B Facility in the fourth quarter of 2019.

(4)

Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Common Unit for the year ended December 31, 2020 have been adjusted to exclude a $6.9 million loss related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II, a $57.8 million impairment loss related to seven of our vessels and a $13.8 million impairment loss relating to the sale of three of our vessels.

(5)

Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Common Unit for the year ended December 31, 2019 have been adjusted to exclude a $29.4 million impairment loss related to one of our vessels, a $42.6 million OTTI loss in Navios Containers Investment, a $7.3 million impairment loss related to the sale of one of our vessels and a $3.6 million change in estimated guarantee claim receivable.

(6)

Adjusted Net Income and Adjusted Earnings per Common Unit for the year ended December 31, 2019 have been adjusted to exclude a $6.1 million write-off of deferred finance fees and discount related to prepayments of the Term Loan B Facility.

Three month periods ended December 31, 2020 and 2019

Time charter and voyage revenues for the three month period ended December 31, 2020 increased by approximately $8.0 million, or 13.0%, to $69.2 million, as compared to $61.3 million for the same period in 2019. The increase in time charter and voyage revenues was mainly attributable to the increase in the size of our fleet. The available days of the fleet increased to 4,805 days for the three month period ended December 31, 2020, as compared to 3,450 days for the three month period ended December 31, 2019. For the three month period ended December 31, 2020, the time charter equivalent rate, or TCE rate, decreased to $14,021 per day, in relation to $16,981 per day which was for the three month period ended December 31, 2019.

EBITDA for the three month period ended December 31, 2020 and 2019 was affected by items described in the table above. Excluding these items, Adjusted EBITDA increased by $1.8 million to $35.5 million for the three month period ended December 31, 2020, as compared to $33.7 million for the same period in 2019. The increase in Adjusted EBITDA was primarily due to: (i) an approximate $8.0 million increase in time charter and voyage revenues; (ii) a $1.2 million decrease in time charter voyage expenses; and (iii) a $2.4 million increase in other income. The above increase was partially mitigated by a: (i) $6.9 million increase in vessel operating expenses, mainly due to the increased fleet; (ii) $1.6 million increase in general and administrative expenses, mainly due to the increased fleet; (iii) $0.9 million increase in other expenses; and (iv) $0.4 million decrease in equity in net earnings of affiliated companies.

Net Loss for the three month period ended December 31, 2020 was $50.2 million as compared to $62.9 million for the same period in 2019. Net Loss was affected by items described in the table above. Excluding these items, Adjusted Net Income for the three month period ended December 31, 2020 amounted to $12.8 million compared to $12.2 million income for the three month period ended December 31, 2019. The increase in Adjusted Net Income of $0.7 million was due to a: (i) $1.8 million increase in Adjusted EBITDA; and (ii) $1.4 million decrease in interest expense and finance cost, net. The above increase was partially mitigated by a: (i) $0.5 million increase in direct vessel expenses; (ii) $1.2 million increase in depreciation and amortization expense; and (iii) $0.7 million decrease in interest income.

Years ended December 31, 2020 and 2019

Time charter and voyage revenues for the year ended December 31, 2020 increased by $7.4 million, or 3.4%, to $226.8 million, as compared to $219.4 million for the same period in 2019. The increase in time charter and voyage revenues was mainly attributable to the increase in the size of our fleet. The available days of the fleet increased to 17,430 days for the year ended December 31, 2020, as compared to 13,170 days for the year ended December 31, 2019. For the year ended December 31, 2020, the TCE rate, decreased to $12,497 from $15,791 per day for the year ended December 31, 2019.

EBITDA for the year ended December 31, 2020 was $21.4 million, as compared to $37.1 million for the same period in 2019. EBITDA was affected by items described in the table above. Excluding these items, Adjusted EBITDA decreased by $20.2 million to $99.8 million for the year ended December 31, 2020, as compared to $120.0 million for the same period in 2019. The decrease in Adjusted EBITDA was primarily due to a: (i) $25.5 million increase in vessel operating expenses, mainly due to the increased fleet; (ii) $3.0 million increase in general and administrative expenses, mainly due to the increased fleet; (iii) $2.9 million increase in other expenses; and (iv) $1.4 million decrease in equity in net earnings of affiliated companies. The above decrease was partially mitigated by a: (i) $7.4 million increase in time charter and voyage revenues; (ii) $1.3 million decrease in time charter and voyage expenses; and (iii) $4.0 million increase in other income.

Net Loss for the year ended December 31, 2020 was $68.5 million, as compared to $62.1 million loss for the same period in 2019. Net Loss was affected by items described in the table above. Excluding these items, Adjusted Net Income for the year ended December 31, 2020 amounted to $9.9 million compared to $26.9 million for the year ended December 31, 2019. The decrease in Adjusted Net Income of $16.9 million was due to a: (i) $20.2 million decrease in adjusted EBITDA; (ii) $3.4 million increase in direct vessel expenses; (iii) $2.8 million increase in depreciation and amortization expense; and (iv) $5.5 million decrease in interest income. The above decrease was partially mitigated by a $15.0 million decrease in interest expense and finance cost, net.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three month periods and years ended December 31, 2020 and 2019.

	Three Month Period Ended December 31, 2020 (unaudited)	Three Month Period Ended December 31, 2019 (unaudited)	Year Ended December 31, 2020 (unaudited)	Year Ended December 31, 2019 (unaudited)
Available Days(1)	4,805	3,450	17,430	13,170
Operating Days(2)	4,780	3,428	17,245	13,014
Fleet Utilization(3)	99.5%	99.4%	98.9%	98.8%
Time Charter Equivalent Combined (per day) (4)	$14,021	$16,981	$12,497	$15,791
Time Charter Equivalent Drybulk (per day) (4)	$12,722	$15,004	$10,989	$13,427
Time Charter Equivalent Containers (per day) (4)	$19,507	$27,400	$18,385	$29,685
Vessels operating at period end	52	46	52	46

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.
(4)	TCE rate: Time Charter Equivalent rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call Details:

Navios Partners’ management will host a conference call on Wednesday, March 24, 2021 to discuss the results for the fourth quarter and year ended December 31, 2020.

Call Date/Time: Wednesday, March 24, 2021 at 8:30 am ET

Call Title: Navios Partners Q4 2020 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 319 6066

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 319 6066

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners website at www.navios-mlp.com under the “Investors” section at 8:00 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P. (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events including Navios Partners’ expected cash flow generation, future contracted revenues, future distributions and its ability to have a dividend going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, its ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing; potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it; uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Containerships in particular, fluctuations in charter rates for dry cargo carriers and container vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the Securities and Exchange Commission, including its Form 20-Fs and Form 6-Ks. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

SELECTED BALANCE SHEET DATA

(Expressed in thousands of U.S. Dollars except unit data)

	December 31, 2020 (unaudited)	December 31, 2019 (unaudited)
ASSETS
Cash and cash equivalents, including restricted cash	$30,728	$30,402
Other current assets	30,052	45,588
Vessels, net	1,041,138	1,062,258
Other non-current assets	105,351	115,269

Total assets	$1,207,269	$1,253,517

LIABILITIES AND PARTNERS’ CAPITAL
Other current liabilities	$51,417	$20,004
Total borrowings, net (including current and non-current)	486,857	489,028
Other non-current liabilities	14,165	16,466
Total partners’ capital	654,830	728,019

Total liabilities and partners’ capital	$1,207,269	$1,253,517

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Three Month Period Ended December 31, 2020 (unaudited)	Three Month Period Ended December 31, 2019 (unaudited)	Year Ended December 31, 2020 (unaudited)	Year Ended December 31, 2019 (unaudited)
Time charter and voyage revenues	$69,233	$61,268	226,771	$219,379
Time charter and voyage expenses	(2,381)	(3,610)	(11,028)	(12,331)
Direct vessel expenses	(2,667)	(2,162)	(10,337)	(6,985)
Vessel operating expenses (management fees entirely through related parties transactions)	(25,308)	(18,387)	(93,732)	(68,188)
General and administrative expenses	(8,168)	(6,559)	(24,012)	(20,984)
Depreciation and amortization	(14,597)	(13,352)	(56,050)	(53,255)
Vessels impairment loss	(62,997)	(29,335)	(71,577)	(36,680)
Interest expense and finance cost, net	(5,523)	(10,062)	(24,159)	(45,254)
Interest income	125	780	639	6,172
Impairment of receivable in affiliated company	—	—	(6,900)	—
Other income	2,711	357	5,055	1,053
Other expense	(1,142)	(265)	(4,344)	(4,990)
Equity in net earnings of affiliated companies	547	(41,620)	1,133	(40,071)

Net loss	$(50,167)	$(62,947)	$(68,541)	$(62,134)

Earnings/ (loss) per unit:

	Three Month Period Ended December 31, 2020 (unaudited)	Three Month Period Ended December 31, 2019 (unaudited)	Year Ended December 31, 2020 (unaudited)	Year Ended December 31, 2019 (unaudited)
Loss per unit:
Common unit (basic and diluted)	$(4.39)	$(5.72)	$(6.13)	$(5.62)

NAVIOS MARITIME PARTNERS L.P.

Other Financial Information

(Expressed in thousands of U.S. Dollars except unit data)

	Year Ended December 31, 2020 (unaudited)	Year Ended December 31, 2019 (unaudited)
Net cash provided by operating activities	$94,086	$70,395
Net cash used in investing activities	(83,854)	(17,034)
Net cash used in financing activities	(9,906)	(84,414)

Increase/ (decrease) in cash, cash equivalents and restricted cash	$326	$(31,053)

EXHIBIT 2

NAVIOS MARITIME PARTNERS L.P.

Owned Drybulk Vessels	Type	Built	Capacity (DWT)
Navios La Paix	Ultra-Handymax	2014	61,485
Navios Christine B	Ultra-Handymax	2009	58,058
Navios Amaryllis	Ultra-Handymax	2008	58,735
Serenitas N	Ultra-Handymax	2011	56,644
Navios Hyperion	Panamax	2004	75,707
Navios Alegria	Panamax	2004	76,466
Navios Orbiter	Panamax	2004	76,602
Navios Anthos	Panamax	2004	75,798
Navios Azalea	Panamax	2005	74,759
Navios Camelia	Panamax	2009	75,162
Navios Helios	Panamax	2005	77,075
Navios Hope	Panamax	2005	75,397
Navios Sun	Panamax	2005	76,619
Navios Sagittarius	Panamax	2006	75,756
Navios Harmony	Panamax	2006	82,790
Navios Prosperity I	Panamax	2007	75,527
Navios Libertas	Panamax	2007	75,511
Navios Symmetry	Panamax	2006	74,381
Navios Apollon I	Panamax	2005	87,052
Navios Altair I	Panamax	2006	74,475
Navios Sphera	Panamax	2016	84,872
Copernicus N	Panamax	2010	93,062
Unity N	Panamax	2011	79,642
Odysseus N	Panamax	2011	79,642
Navios Victory	Panamax	2014	77,095
Navios Gem	Capesize	2014	181,336
Navios Fantastiks	Capesize	2005	180,265
Navios Aurora II	Capesize	2009	169,031
Navios Pollux	Capesize	2009	180,727
Navios Fulvia	Capesize	2010	179,263
Navios Melodia	Capesize	2010	179,132
Navios Luz	Capesize	2010	179,144
Navios Buena Ventura	Capesize	2010	179,259
Navios Joy	Capesize	2013	181,389
Navios Beaufiks	Capesize	2004	180,310
Navios Ace	Capesize	2011	179,016
Navios Sol	Capesize	2009	180,274
Navios Symphony	Capesize	2010	178,132
Navios Aster	Capesize	2010	179,314
Navios Mars	Capesize	2016	181,259

Bareboat Chartered-in vessel	Type	Built	Capacity (DWT)	Purchase Option
Navios Libra	Panamax	2019	82,011	Yes

Owned Containerships	Type	Built	Capacity (TEU)
Hyundai Hongkong	Containership	2006	6,800
Hyundai Singapore	Containership	2006	6,800
Hyundai Tokyo	Containership	2006	6,800
Hyundai Shanghai	Containership	2006	6,800
Hyundai Busan	Containership	2006	6,800
Harmony N	Containership	2006	2,824
Protostar N	Containership	2007	2,741

Bareboat Chartered-in vessels to be delivered	Type	Built	Capacity (DWT)	Purchase Option
TBN1	Panamax	2021	81,000	Yes
TBN2	Panamax	2021	81,000	Yes
TBN3	Capesize	2022	180,000	Yes
TBN4	Capesize	2022	180,000	Yes
TBN5	Capesize	2022	180,000	Yes

Owned Vessels to be Delivered	Type	Built	Capacity (DWT)
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
TBN6	Panamax	2022	81,000

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Common Unit are “non-U.S. GAAP financial measures” and should not be used in isolation or considered substitutes for net income/(loss), cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States.

EBITDA represents net (loss)/ income attributable to Navios Partners’ unitholders before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA excluding certain items, as described under “Earnings Highlights”. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/ (decrease) in operating assets; (ii) net (increase)/ decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred financing cost; (v) equity in net earnings of affiliate companies; (vi) impairment charges; (vii) non-cash accrued interest income and amortization of deferred revenue; (viii) equity compensation expense; (ix) non-cash accrued interest income from receivable from affiliates; and (x) amortization of operating lease right-of-use asset. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period Ended December 31, 2020 ($ ‘000) (unaudited)	Three Month Period Ended December 31, 2019 ($ ‘000) (unaudited)	Year Ended December 31, 2020 ($ ‘000) (unaudited)	Year Ended December 31, 2019 ($ ‘000) (unaudited)
Net cash provided by operating activities	$25,386	$23,300	$94,086	$70,395
Net (increase)/ decrease in operating assets	(766)	3,587	7,261	11,069
Net increase/ (decrease) in operating liabilities	7,126	(2,289)	(22,207)	(2,643)
Net interest cost	5,398	9,282	23,520	39,082
Amortization and write-off of deferred financing cost	(571)	(3,658)	(2,141)	(10,916)
Amortization of operating lease right-of-use asset	(253)	(220)	(956)	(378)
Non cash accrued interest income and amortization of deferred revenue	400	3,167	1,588	12,638
Stock-based compensation expense	(223)	(481)	(946)	(2,018)
Vessels impairment loss	(62,997)	(29,335)	(71,577)	(36,680)
Other than temporary impairment loss in Navios Containers investment	—	(42,603)	—	(42,603)
Non cash accrued interest income from receivable from affiliates	—	65	—	279
Impairment of receivable in affiliated company	—	—	(6,900)	—
Allowance for credit losses	(1,495)	—	(1,495)	—
Change in estimated guarantee claim receivable	—	—	—	(3,638)
Equity in net earnings of affiliates, net of dividends received	547	983	1,133	2,532

EBITDA(1)	$(27,448)	$(38,202)	$21,366	$37,119
Change in estimated guarantee claim receivable	—	—	—	3,638
Impairment of receivable in affiliated company	—	—	6,900	—
Other than temporary impairment loss in Navios Containers investment	—	42,603	—	42,603
Vessels impairment loss	62,997	29,335	71,577	36,680

Adjusted EBITDA	$35,549	$33,736	$99,843	$120,040

(1)

	Three Month Period Ended December 31, 2020 ($ ‘000) (unaudited)	Three Month Period Ended December 31, 2019 ($ ‘000) (unaudited)	Year Ended December 31, 2020 ($ ‘000) (unaudited)	Year Ended December 31, 2019 ($ ‘000) (unaudited)
Net cash provided by operating activities	$25,386	$23,300	$94,086	$70,395
Net cash used in investing activities	$(5,508)	$(10,150)	$(83,854)	$(17,034)
Net cash used in financing activities	$(19,765)	$(8,743)	$(9,906)	$(84,414)

Increase/ (decrease) in cash, cash equivalents and restricted cash	$113	$4,407	$326	$(31,053)

EXHIBIT 4

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to the Merger. The pro forma condensed combined financial information for the year ended December 31, 2020 has been derived from (i) the historical consolidated financial statements of Navios Partners and Navios Containers, and (ii) applying to them transaction accounting adjustments based upon assumptions that management believes to be reasonable and which are described in the footnotes included hereto. The unaudited pro forma condensed combined balance sheet is presented as if the Merger had occurred on December 31, 2020. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 is presented as if the Merger had occurred on January 1, 2020. We refer to the Unaudited Pro Forma Condensed Balance Sheet and the Unaudited Pro Forma Condensed Statement of Operations together as the “unaudited pro forma financial information.”

Navios Partners and Navios Containers Merger

On December 31, 2020, Navios Partners and Navios Containers entered into the Merger Agreement. Under the terms of the Merger Agreement, Merger Sub, a wholly owned subsidiary of Navios Partners, will merge with and into Navios Containers with Navios Containers surviving as a wholly owned subsidiary of Navios Partners. Each outstanding Navios Containers Public Unit will be cancelled and automatically converted into the right to receive 0.39 of a Navios Partners Common Unit at the effective time of the Merger.

Basis of Presentation

The unaudited pro forma condensed combined financial statements reflect the application of pro forma adjustments that are preliminary (such as fair values of vessels, intangibles, debt, non-recurring gains and transaction costs) and are based upon available information through March 24, 2021 and certain assumptions, described in the accompanying notes hereto, that management believes are reasonable under the circumstances. The fair value calculations of the assets acquired and liabilities assumed are in process and will not be completed until subsequent to the closing of the Merger. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements have been prepared by management and are not necessarily indicative of the financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated above, nor is it meant to be indicative of any anticipated financial position or future results of operations that Navios Partners or Navios Containers will experience going forward. In addition, the accompanying unaudited pro forma condensed combined statement of operations does not reflect any expected cost savings on restructuring actions that Navios Partners or Navios Containers may incur or generate. The acquisition of Navios Containers will be accounted for as a business combination and will reflect the application of acquisition accounting in accordance with Accounting Standards Codification ASC 805, Business Combinations.

The unaudited pro forma financial information is based upon, has been derived from and should be read in conjunction with, the unaudited historical condensed consolidated financial statements of Navios Partners for the year ended December 31, 2020 filed on Form 6-K, as filed with the SEC on March 24, 2021, and the unaudited historical condensed consolidated financial statements of Navios Containers for the year ended December 31, 2020, (in each case, prepared in accordance with U.S. GAAP).

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2020

(In thousands of U.S. dollars)

	Navios Partners	Navios Containers	Transaction Accounting Adjustments	Notes		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$19,303	$7,573	$—			$26,876
Restricted cash	11,425	—	—			11,425
Accounts receivable, net	16,969	3,456	—			20,425
Due from related parties, short term	5,000	150	—			5,150
Prepaid expenses and other current assets	8,083	5,505	—			13,588

Total current assets	60,780	16,684	—			77,464

Vessels, net	1,041,138	384,970	134,030		(1)	1,560,138
Other long-term assets	18,850	1,632	(533)		(1)	19,949
Deferred dry dock and special survey costs, net	37,045	19,068	(19,068)		(1)	37,045
Due from related parties, long term	—	8,436	—			8,436
Investment in affiliates	26,158	—	(117,245)		(2)	—
			91,087		(1)	—
Favorable lease assets	2,000	—	—			2,000
Notes receivable, net of current portion	8,013	—	—			8,013
Operating lease assets	13,285	—	—			13,285

Total non-current assets	1,146,489	414,106	88,271			1,648,866

Total assets	$1,207,269	$430,790	$88,271			$1,726,330

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$6,299	$3,168	$—	$		9,467
Accrued expenses	4,781	2,813	1,224		(1)	8,818
Deferred revenue	3,185	1,105	—			4,290
Operating lease liabilities, current portion	1,173	—	—			1,173
Current portion of financial liabilities, net	6,277	22,165	890		(1)	29,332
Current portion of long-term debt, net	195,558	10,611	360		(1)	206,529
Amounts due to related parties	35,979	—	—			35,979

Total current liabilities	253,252	39,862	2,474			295,588

Unfavorable lease liabilities			95,716		(1)	95,716
Operating lease liabilities, net	11,980	—	—			11,980
Long-term financial liabilities, net	56,481	154,272	2,053		(1)	212,806
Long-term debt, net	228,541	45,111	408		(1)	274,060
Deferred revenue	2,185	—	—			2,185

Total non-current liabilities	299,187	199,383	98,177			596,747

Total liabilities	$552,439	$239,245	$100,651			$892,335

Commitments and contingencies	—
Partners’ capital
			13,778		(1)
			(117,245)		(2)
			91,087		(1)

Total Partners’ capital:	654,830	191,545	(12,380)			833,995

Total liabilities and stockholders’ equity	$1,207,269	$430,790	$88,271			$1,726,330

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2020

(In thousands of U.S. dollars, except unit data)

	Navios Partners	Navios Containers	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue	$226,771	$127,188	$—		$353,959
Time charter and voyage expenses	(11,028)	(6,327)	—		(17,355)
Direct vessel expenses	(10,337)	(5,488)	—		(15,825)
Vessel operating expenses (management fees entirely through related parties transactions)	(93,732)	(69,147)	—		(162,879)
General and administrative expenses	(24,012)	(10,890)	(1,224)	(1)	(36,126)
Transaction costs	—	(1,626)	1,626	(1)	—
Depreciation and amortization	(56,050)	(16,598)	47,406	(1)	(25,242)
Vessels impairment loss	(71,577)	—	—		(71,577)
Impairment of receivable in affiliated company	(6,900)	—	—		(6,900)
Interest expense and finance cost, net	(24,159)	(13,912)	2,361	(1)	(35,710)
Interest income	639	—	—		639
Bargain purchase gain	—	—	64,826	(1)	64,826
Other income	5,055	409	—		5,464
Other expense	(4,344)	(261)	—		(4,605)
Equity in net earnings of affiliated companies	1,133	—	23,344	(2)	24,477

Net (loss)/income	$(68,541)	$3,348	$138,339		$73,146

Net (loss)/ income attributable to Common unitholders	$(67,173)				$71,683
Pro forma basic and diluted (loss)/ income per unit attributable to common unitholders	$(6.13)				$3.75
Pro forma basic and diluted weighted average common units	10,966,518			(3)	19,099,305

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements (In thousands of U.S. dollars, except unit data)

Fair Value of Consideration

For the purpose of the preparation of the unaudited pro forma condensed combined financial statements, it has been assumed that all of the holders of Navios Containers common units, other than Navios Partners, Navios Containers and their respective subsidiaries (the “Navios Containers Public Units”), will exchange their Navios Containers Public Units for the merger consideration.

The preliminary fair value estimate of purchase consideration of $141,722 was calculated based on the closing stock price of Navios Partners Common Units on December 31, 2020 of $11.20 and represents the fair value of 100% of the conversion of the outstanding units of Navios Containers of 32,445,577 at an exchange rate of 0.39.

The preliminary estimate of the consideration reflected in the unaudited pro forma financial information does not purport to represent the actual consideration to be transferred upon closing of the Merger. In accordance with GAAP, the fair value of Navios Partners Common Units to be issued as part of the consideration transferred in connection with the Merger will be measured on the completion date of the exchange of units at the then-current market price of Navios Partners Common Units. This requirement will likely result in a consideration different from the amount assumed in the unaudited pro forma financial information.

If the Company assumes a more current stock price based on the closing stock price as of March 23, 2021 of $24.75, the change in share price would increase the consideration by approximately $171,000. Based upon the purchase price allocation in Note 1, this would result in the recognition of goodwill of approximately $107,000. The fair value calculations of the assets to be acquired and liabilities to be assumed are preliminary and will not be completed until subsequent to the closing of the Merger. A change of 5% per share in the closing stock price of Navios Partners Common Units as of March 23, 2021 would increase or decrease the consideration by approximately $16,000, which would be reflected in the unaudited pro forma financial information as a decrease or increase to goodwill, respectively.

Transaction Accounting Adjustments

In May 2020, the SEC adopted Release No. 33-10786 entitled “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” or the Final Rule. The Final Rule was effective on January 1, 2021 and the unaudited pro forma condensed combined financial information herein is presented in accordance therewith.

Adjustments included in the column under the heading “Transaction Accounting Adjustments” are solely based on information contained within the Merger Agreement. Transaction Accounting Adjustments are required adjustments that reflect only the application of required accounting to the transaction linking the effects of the acquisition of Navios Containers to the historical financial information of Navios Partners.

(1)	Pro forma adjustments are necessary to reflect the acquisition consideration exchanged and to adjust amounts related to tangible assets and liabilities of Navios Containers to reflect the preliminary assessment of the fair value of the assets to be acquired and liabilities to be assumed and is based upon reasonable estimates that are subject to revision as additional information becomes available. The preliminary fair values, as well as their incremental effects, are as follows:

	Carrying Value as of December 31, 2020	Pro Forma Estimated Fair Value	Pro Forma Fair Value Adjustment
	(In thousands of U.S. dollars)
Vessels, including deferred drydock and special survey costs, net	$404,038	$519,000	$(114,962)
Unfavorable lease liabilities	—	(95,716)	95,716
Net working capital	19,666	19,133	533
Debt	(235,869)	(235,869)	—
Debt discount	1,464	—	1,464
Deferred finance costs	2,246	—	2,246

Net assets	$191,545	$206,548	$(15,003)

Fair value of consideration		141,722

Bargain purchase gain		$64,826

Vessels: Represents the preliminary fair value adjustment to bring the carrying value of the vessels to their fair value as well as their respective incremental depreciation. Deferred dry docking and special survey costs of Navios Containers have been eliminated. The useful lives used to calculate the incremental depreciation are consistent with the useful lives used in the financial statements of the acquirer and the remaining useful lives which range from 15 to 20 years. A 10% increase in the fair value of vessels results in an approximate $2.9 million increase in incremental depreciation expense.

Unfavorable Lease Liabilities: Represents the preliminary fair value adjustment to bring the carrying value of the favorable and unfavorable lease liabilities to their fair values as well as their respective incremental amortization. The useful lives used to calculate the incremental amortization are consistent with the lease terms of the underlying charter contracts and the remaining lives of the lease terms which range from 0.2 to 5.3 years.

Net Working Capital: Net working capital consists of the historical Navios Containers balances of cash and cash equivalents, other long-term assets, accounts receivable, due from related parties current and non-current, prepaid expenses and other current assets, accounts payable, prepaid revenue and accrued expenses. The straight line of leases has been eliminated. The carrying value of all other working capital items are assumed to approximate fair value.

Transaction Costs: Reflects an accrual for estimated transaction expenses of $1,874 in the unaudited pro forma condensed combined Balance Sheet and the unaudited pro forma condensed combined Statement of Operations for the year ended December 31, 2020. These transaction costs are one-time non-recurring expenses directly associated with the Merger.

Debt: Represents the preliminary fair value of the debt. The outstanding balance of the floating rate debt approximates its fair value as estimated based on currently available debt with similar contract terms, interest rate and remaining maturity, as well as taking into account Navios Partners’ creditworthiness. The debt discount and the deferred finance costs related to Navios Containers are eliminated. In addition, the income statement reflects the adjustment to amortization expense of $2,361 for the year ended December 31, 2020, had the fair value of debt discount and deferred financing costs been eliminated as of January 1, 2020.

Bargain Purchase Gain: The estimated fair value of the net assets exceeds the fair value of the consideration in the Merger. As the unaudited pro forma condensed combined financial information assumes the Merger occurred as of January 1, 2020, this gain has been recorded as a transaction accounting adjustment for the year ended December 31, 2020. This bargain purchase gain will not affect the Navios Partners statement of operations beyond 12 months after the closing of the Merger.

(2)	Represents the elimination of the equity method investment held by Navios Partners in Navios Containers and the earnings and the gain to be recognized at the date of the controlling interest is acquired. Upon closing of the Merger, Navios Partners will acquire the remaining 64.3% equity interest of Navios Containers and, in accordance with ASC 805-10-25-10, Navios Partners’ previously held equity interest of 35.7% should be remeasured to fair value at the date the controlling interest is acquired. The fair value of 100% of Navios Containers was estimated based on the fair value of consideration exchanged. The difference between the carrying value and the estimated fair value of the previously held equity interest will be recognized as a gain in the statement of operations. The difference between the carrying value and the estimated fair value of the 35.7% of the consideration exchanged results in a gain of $24,477 and has been calculated as follows:

Historical value of the 35.7% equity method investment in Navios Containers as of December 31, 2020	$26,158
Estimated fair value of 35.7% of Navios Containers equity	(50,635)

Estimated gain on equity method investment upon obtaining control	$(24,477)

The gain on the equity method investment is reflected in the pro forma statement of operations for the year ended December 31, 2020, as the Merger is assumed to have occurred on January 1, 2020 for purposes of the unaudited pro forma condensed combined financial information. This equity method gain will not affect the Navios Partners statement of operations beyond 12 months after the closing of the Merger.

(3)	The calculation of the pro forma basic and diluted earnings per share attributable to the holders of Navios Partners Common Units is based on: (i) the closing share price of Navios Partners Common Units of $11.20 on December 31, 2020, and (ii) the Exchange Ratio for Navios Containers Public Units.

For the year ended December 31, 2020
Numerator:
Pro forma net income	$73,146

Net income attributable to common unit holders (basic and diluted)	$71,683

Denominator:
Weighted average units outstanding	10,966,518
Units issued as consideration for the Merger	8,132,787
Denominator for basic and diluted net income per unit:
Pro forma weighted average units	19,099,305
Net income per unit, basic and diluted	$3.75

EXHIBIT 5

NAVIOS MARITIME CONTAINERS L.P. FINANCIAL STATEMENTS

UNAUDITED CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2020 AND 2019
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL FOR EACH OF THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NAVIOS MARITIME CONTAINERS L.P.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars except unit and per unit data)

	December 31,	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$7,573	$16,685
Restricted cash	—	1,424
Accounts receivable, net	3,456	2,287
Inventories	4,505	4,457
Balance due from related parties, current	150	—
Other current assets	674	4,525
Prepaid expenses	326	72

Total current assets	16,684	29,450

Non-current assets
Vessels, net	384,970	395,621
Intangible assets	—	6,288
Deferred drydock and special survey costs, net	19,068	19,522
Balance due from related parties, non-current	8,436	8,195
Other long-term assets	1,632	1,226

Total non-current assets	414,106	430,852

Total assets	$430,790	$460,302

LIABILITIES AND PARTNERS’ CAPITAL

Current liabilities
Accounts payable	$3,168	$2,343
Accrued expenses	2,813	4,928
Deferred income and cash received in advance	1,105	807
Balance due to related parties, current	—	16,586
Financial liabilities short term, net of deferred finance costs	22,165	8,237
Current portion of long-term debt, net of deferred finance costs	10,611	38,496

Total current liabilities	39,862	71,397

Non-current liabilities
Long-term financial liabilities, net of current portion and net of deferred finance costs	154,272	69,863
Long-term debt, net of current portion and net of deferred finance costs	45,111	129,062

Total non-current liabilities	199,383	198,925

Total liabilities	239,245	270,322

Commitment and contingencies	—	—
Partners’ capital
Common unit holders —32,445,577 and 34,603,100 common units issued and outstanding at December 31, 2020 and December 31, 2019, respectively	191,545	189,980

Total Partners’ capital	191,545	189,980

Total liabilities and Partners’ capital	$430,790	460,302

NAVIOS MARITIME CONTAINERS L.P.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars except unit and per unit data)

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	$127,188	$141,532	$133,921
Time charter and voyage expenses	(6,327)	(5,754)	(4,178)
Direct vessel expenses	(5,488)	(4,077)	(1,314)
Vessel operating expenses (management fees entirely through related parties transactions)	(69,147)	(65,638)	(53,772)
General and administrative expenses	(10,890)	(10,223)	(7,413)
Transaction costs	(1,626)	—	(4,990)
Depreciation and amortization	(16,598)	(28,647)	(38,552)
Interest expense and finance cost	(13,912)	(16,846)	(11,785)
Interest income	—	—	90
Other income	409	603	1,017
Other expense	(261)	(3,443)	(324)

Net income	$3,348	$7,507	$12,700

Net earnings per common unit, basic and diluted	$0.10	$0.22	$0.38
Weighted average number of common units, basic and diluted	34,007,718	34,603,100	33,527,135

NAVIOS MARITIME CONTAINERS L.P.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars except unit and per unit data)

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
OPERATING ACTIVITIES:
Net income	$3,348	$7,507	$12,700
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,598	28,647	38,552
Amortization of deferred financing costs	2,361	1,943	1,598
Amortization of deferred drydock and special survey costs	5,311	3,639	1,314
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	(1,169)	356	(2,001)
(Increase)/decrease in balance due from related companies, current	(150)	—	5,643
Increase in inventories	(48)	(3,858)	(63)
Decrease/(increase) in other current assets	4,409	(1,622)	(2,854)
(Increase)/decrease in prepaid expenses	(254)	28	(100)
Increase in balance due from related parties, non-current	(242)	(333)	(2,097)
Increase in other long term assets	(407)	(127)	(1,099)
Increase/(decrease) in accounts payable	828	(1,230)	2,992
Increase/(decrease) in accrued expenses	885	2,626	(1,631)
(Decrease)/increase in due to related companies	(15,664)	12,521	4,065
Increase/(decrease) in deferred income and cash received in advance	298	(1,345)	(392)
Payments for drydock and special survey costs	(5,416)	(11,776)	(9,118)

Net cash provided by operating activities	$10,688	$36,976	$47,509

INVESTING ACTIVITIES:
Acquisition of/additions to vessels	(581)	(62,513)	(170,503)
Purchase option fee	(3,000)	—	—

Net cash used in investing activities	$(3,581)	$(62,513)	$(170,503)

FINANCING ACTIVITIES:
Proceeds from long-term debt and financial liabilities, net	119,060	125,022	216,200
Repayment of long-term debt and financial liabilities	(132,400)	(98,417)	(114,255)
Debt issuance costs	(2,520)	(1,851)	(3,615)
Proceeds from issuance of common units, net of offering costs	—	—	29,055
Repurchase of common units	(1,783)	—	—

Net cash (used in)/provided by financing activities	$(17,643)	$24,754	$127,385
Net (decrease)/increase in cash and cash equivalents and restricted cash	(10,536)	(783)	4,391

Cash and cash equivalents and restricted cash, beginning of period	18,109	18,892	14,501

Cash and cash equivalents and restricted cash, end of period	$7,573	$18,109	$18,892

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net	$12,016	$14,296	$9,028

NAVIOS MARITIME CONTAINERS L.P.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars except unit and per unit data)

		Common unit holders		Partners’
	Note	Units	Amount	Capital
Balance, December 31, 2017		29,148,554	$140,718	$140,718

Proceeds from private placements, net of offering costs	16	5,454,546	29,055	29,055
Net income		—	12,700	12,700

Balance, December 31, 2018		34,603,100	$182,473	$182,473
Net income		—	7,507	7,507

Balance, December 31, 2019		34,603,100	$189,980	$189,980

Repurchase of common units	16	(2,157,523)	(1,783)	(1,783)
Net income		—	3,348	3,348

Balance, December 31, 2020		32,445,577	$191,545	$191,545

EXHIBIT 6

NAVIOS MARITIME CONTAINERS L.P.

Owned Containerships	Type	Built	Capacity (TEU)
Navios Summer (1)	Containership	2006	3,450
Navios Verano (1)	Containership	2006	3,450
Navios Spring (1)	Containership	2007	3,450
Navios Amaranth (1)	Containership	2007	4,250
Navios Indigo (1)	Containership	2007	4,250
Navios Vermilion (1)	Containership	2007	4,250
Navios Verde (1)	Containership	2007	4,250
Navios Amarillo (1)	Containership	2007	4,250
Navios Azure (1)	Containership	2007	4,250
Navios Domino (1)	Containership	2008	4,250
Navios Delight (1)	Containership	2008	4,250
Navios Dedication (1)	Containership	2008	4,250
Navios Devotion (1)	Containership	2009	4,250
Navios Destiny (1)	Containership	2009	4,250
Navios Lapis	Containership	2009	4,250
Navios Tempo	Containership	2009	4,250
Navios Dorado	Containership	2010	4,250
Navios Felicitas	Containership	2010	4,360
Bahamas	Containership	2010	4,360
Bermuda	Containership	2010	4,360
Navios Miami	Containership	2009	4,563
Navios Magnolia	Containership	2008	4,730
Navios Jasmine	Containership	2008	4,730
APL Denver	Containership	2008	4,730
Navios Nerine	Containership	2008	4,730
Navios Utmost (1)	Containership	2006	8,204
Navios Unite (1)	Containership	2006	8,204
Navios Unison (2)	Containership	2010	10,000
Navios Constellation (2)	Containership	2011	10,000

(1)	The vessel is subject to a sale and leaseback transaction for a period of up to five years, at which time Navios Containers has an obligation to purchase the vessel.
(2)	The vessel is subject to a sale and leaseback transaction for a period of up to seven years, at which time Navios Containers has an obligation to purchase the vessel.